[Osteotech Letterhead]
October 19, 2010
VIA EDGAR
Mr. Jeff Jaramillo
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington DC, 20549
Re:	Osteotech, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 8, 2010 Amendment No. 1 to Form 10-K filed April 30, 2010 File No. 001-34612
Dear Mr. Jaramillo:
     On behalf of Osteotech, Inc. (the “Company”), this letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), in a letter dated September 29, 2010 (the “Comment Letter”). For ease of reference in this letter, the Commission’s comments contained in the Comment Letter appear directly above the Company’s responses.
Form 10-K for the Fiscal Year Ended December 31, 2009
Consolidated Financial Statements, page F-1
Note 2. Summary of Significant Accounting Policies, page F-7
Nonmonetary Transactions, page F-11
     1. Comment:
     We note the disclosure that you completed a nonmonetary transaction whereby you will receive tissue over a three-year period beginning in the third quarter of 2010 and that you recorded $2.7 million in revenue from this transaction. It is not clear from your current disclosure why it was appropriate to recognize revenue during the 2009 fiscal year for this transaction. Please describe to us in greater detail the terms of the tissue supply agreement that you believe allowed you to recognize revenue during 2009 and discuss the guidance in U.S. GAAP that supports your conclusion.
     Response:
     In December 2009, the Company entered into a confidential settlement of certain patent litigation between the Company and an unrelated party (“Party A”) pursuant to three executed agreements (the “Agreements”). Under the terms of the overall settlement, the Company will

Securities and Exchange Commission
October 19, 2010

license to Party A certain patented processing technologies for $500,000 in cash and 300 units of tissue. The Company will receive five cash payments of $100,000 each over effectively a one-year period beginning December 31, 2009 and will also receive, pursuant to a tissue supply agreement, 25 units of tissue on a quarterly basis beginning in the third quarter of 2010 through the second quarter of 2013 at no cost to the Company. Under the settlement, the Company is entitled to receive $10,000 in cash for each unit of tissue, if any, that is not timely delivered by Party A.
     In ascribing a value to each unit of tissue, the Company considered the guidance in Financial Accounting Standards Board Codification Topic 845, Nonmonetary Transactions, as follows:
“The cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered or received, whichever is more clearly evident. Any gain or loss should be recognized. Similarly, a nonmonetary asset received in a nonreciprocal transfer should be recorded at its fair value.”
Based on the applicable guidance, the Company determined that the fair value of a unit of tissue should be $10,000. To further support this assessment, the Company performed a separate analysis of the fair market value of a unit of tissue it receives from other unrelated parties which analysis indicated that the $10,000 per unit value is similar to what the Company currently pays for similar units of tissue. Accordingly, the Company valued the 300 units of tissue to be received as part of the settlement at a gross value of $3.0 million.
     In assessing the appropriate accounting treatment for the license of the aforementioned patented processing technologies, the Company considered the aspects for revenue recognition embodied under generally accepted accounting standards, including the additional views of the Commission embodied in its Staff Accounting Bulletin (“SAB”) 104, Revenue Recognition. The Company evaluated each of the noted criteria separately and concluded as follows:
•	Persuasive evidence of an arrangement exists — The Company and Party A executed the Agreements as part of the settlement of certain patent litigation, all of which (including the tissue supply agreement) are valid and legally binding. The Agreements detail the obligations of each party and represent specific evidence of the arrangement between the parties.
•	The seller’s price to the buyer is fixed or determinable — The Agreements include specific provisions regarding the Company’s obligation to license certain patented processing technologies to Party A and for Party A to make specific cash payments and to deliver a specific number of units of tissue. In addition, the Agreements provide for a specific cash payment to the Company in lieu of delivery of each unit of tissue if any units of tissue are not delivered. As a result, the fee for licensing the technology from the Company is fixed and determinable.
•	Delivery has occurred or services have been rendered — The processing technology to be licensed by the Company to Party A is specifically detailed in the Agreements and fully protected by validly issued patents. Party A had full

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October 19, 2010

rights to the use of the processing technology immediately upon execution of the Agreements and was in fact already utilizing the technology in its operations (which was the basis of the patent litigation). Further, the Agreements continue to allow Party A to utilize the processing technology whether they have made or will make the underlying payments (cash and tissue) and provides for the Company to pursue certain legal courses of action if payment is not made, although in no circumstance can the Company restrict the use of the processing technology. Finally, the only future obligation for the Company as detailed in the Agreements is “neither abandon nor otherwise dedicate to the public for a period of at least 10 years the covered intellectual property”. Since the patents underlying the processing technology have already been validly issued, the Company will only need to make immaterial periodic payments (ranging between $11,000 and $25,000 per year over the next five years, with an aggregate over the five-year period of $78,000) to the patent office to maintain the validity of the patents. As a result, the Company has met its obligations for delivery of the processing technology and only has a perfunctory performance criteria remaining (payment of maintenance fees to the patent office) which is not considered significant. The Company also considered the views expressed in SAB Topic 13 Question 3.g Deliverables within an arrangement whereby the maintenance or defense of a patent is not considered an additional deliverable to a customer (or licensee as in this case) and as such further supports the conclusion that delivery has occurred.

•	Collectability is reasonably assured — The Company evaluated, and continues to evaluate, the collectability of the remuneration to be received pursuant to the Agreements for the licensing of the processing technology. In assessing the ability of Party A to meet its obligations under the Agreements, the Company reviewed available financial statements of Party A as of (and for the related period therein through) September 30, 2009 and December 31, 2009. Based on this review and assessment, Party A has sufficient resources to meet all of the financial and tissue obligations under the Agreements and, therefore, the Company concluded that collectability was reasonably assured.
     The Company further concluded based on the assessments noted above, considered both individually and in the aggregate, that the earning process had been completed and revenue should be recognized for the proceeds to be received for the licensing of the processing technology, including the proceeds to be received under the tissue supply agreement.
Form 10-K for the Fiscal Year Ended December 31, 2009, amended April 30, 2010
Item 1. Executive Compensation, page 4

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October 19, 2010

     2. Comment:
     We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
     Response:
     In April 2010, management analyzed, reviewed and discussed with the Company’s outside legal counsel whether the Company’s executive compensation practices and policies encourage excessive risk-taking. The Company concluded that such practices and policies, taking into account any risk-mitigating provisions and controls (e.g., one bonus plan applicable company-wide, balanced financial performance metrics, a requirement of current year earnings to fund bonus payouts and a modest payout structure, etc.), do not encourage excessive risk-taking. Because the Company concluded that the risks arising from the Company’s compensation practices and policies were not reasonably likely to have a material adverse effect on the Company, the Company did not include any disclosure in response to Item 402(s) of Regulation S-K.
Compensation Policies, page 5
     3. Comment:
     We note your statement that the compensation committee’s goal is to set total compensation for each of your named executive officers at a median level or higher of the peer group companies and that the compensation committee utilizes its discretion in the evaluation of overall compensation for the executive officers. Please tell us, with a view towards disclosure, whether the compensation committee targeted any aspect of compensation to a certain percentile of your peer companies. If so, please tell us how each element of compensation you provided to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments under each element of compensation actually fell within the targeted range. Additionally, if any of your named executive officers were compensated at levels that were materially different from the targeted levels of compensation, please also provide us your discussion and analysis as to why.
     Response:
     The Compensation Committee’s goal is to set total compensation (cash compensation plus long-term compensation) for each of the Company’s executive officers at the median level or higher of companies comprising the Company’s compensation peer group. The Compensation Committee does not target the various elements of total compensation to a certain percentile of the Company’s peer companies. In 2007 and continuing through 2009, after a review performed by Mercer Human Resource Consulting (“Mercer”) of compensation for executive officers, the Compensation Committee, in consultation with executive management, determined that the cost of compensating the Company’s executive officers at the median level or higher as compared to the compensation peer group was more costly than the Company could bear on a recurring basis. As a result, in 2007 through 2009, the Compensation

Securities and Exchange Commission
October 19, 2010

Committee utilized its discretion in evaluating total compensation for the executive officers and determined to pay total compensation to the executive officers at a level below the median level of the Company’s compensation peer group.
Base Salary, page 6
     4. Comment:
     We note from your discussion that the salaries paid to your named executive officers were determined using your “salary administration practices.” Please provide us, with a view towards disclosure, a discussion of these practices and how these practices were used to determine each named executive officer’s base salary. Include in your response a description of how base salary was structured and implemented to reflect each named executive officer’s “individual performance,” including a discussion of the elements of individual performance that were taken into account.
     Response:
     The Company has had in place for many years a salary guide that sets forth a base salary range for each of the Company’s three officer grades. The salary ranges were established based upon competitive factors in the marketplace and the level of the executive officer’s position within Osteotech’s management structure. The Compensation Committee utilizes the salary guide as a starting point for determining the salaries for the Company’s executive officers. The actual salary paid within a given range is initially based on qualifications. Thereafter, the actual salary paid is based upon a combination of the executive officer’s qualifications and the executive officer’s individual performance as assessed against general and individual objectives in annual performance reviews conducted by the Chief Executive Officer and the Compensation Committee. The Compensation Committee also considers input it receives from time-to-time from Mercer in determining base salaries for executive officers. It is the process described in this paragraph that the Company referred to as “salary administrative practices” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”).
     In evaluating the Chief Executive Officer’s individual performance for determining his fiscal 2009 base salary, the Compensation Committee conducted a subjective assessment of the Chief Executive Officer based on various factors including his impact on the strategic direction of the Company and the implementation of the Company’s business plan; his retention and development of senior management; his role in shaping the Company’s workforce and culture; and his leadership on industry issues.
     In evaluating the other executive officers’ individual performance for determining fiscal 2009 base salaries, the Compensation Committee assessed the officers based on the following general performance review categories: judgment, strategic thinking, innovation, global perspective, customer focus, business acumen, engagement, talent development, team work, relationship building, effective communication, integrity, courage, adaptability, self development, planning, results orientation, quality orientation and performance management. In addition,

Securities and Exchange Commission
October 19, 2010

these executive officers were also evaluated based on specific individual objectives as described in the following table:

Name	Individual Objectives
Mark H. Burroughs	Contribution to improvements in revenue, gross margin, operating income and earnings per share; restructure world-wide finance organization; effective implementation of new enterprise resource planning software system; expand investor relations activities; and re-engineer sales and operations planning process.

Robert W. Honneffer	Contribution to improvements in revenue, gross margin, operating income and earnings per share; generate manufacturing process improvements; effective launch of Plexur M® Innovative Grafting; complete renovation of a facility; and re-engineer sales and operations planning process.

Robert W. Wynalek	Contribution to improvements in gross margin, operating income and domestic revenue; effective launch of Plexur M; effective re-launch of Plexur P® Biocomposites; expand and implement “access” distribution strategy; and re-engineer sales and operations planning process.
There were no targets set for the financial measures referenced above for the purpose of evaluating each executive officer’s performance. Rather, in evaluating each executive officer’s performance and determining each executive officer’s base salary, each executive officer’s individual contribution to improving the financial measures was reviewed generally by the Compensation Committee.
     Although the Company would have typically conducted a similar process in determining base salaries for fiscal 2010 for the Company’s Chief Executive Officer and other executive officers, because of financial concerns at the Company, the decision was made that no salary increases for executive officers would be made for fiscal 2010. As a result, the performance review process described above was not finalized for fiscal 2010. Moreover, the Company does not believe that a discussion of fiscal 2010 base salaries is necessary for an understanding of the compensation paid to the Company’s executive officers in 2009.

Securities and Exchange Commission
October 19, 2010

Management Performance Bonus Plan, page 6
     5. Comment:
     Please tell us, with a view towards disclosure, why you have not disclosed the specific targets to be achieved in order for your named executive officers to earn their respective annual cash incentive payments under the Management Performance Bonus Plan. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion.
     Response:
     The Company’s Management Performance Bonus Plan (the “Plan”) provides for the payment of cash bonuses to the Company’s officers, director-level employees and certain other senior managers based on the attainment by the Company of specified performance objectives determined by the Compensation Committee. For 2009, the performance measures under the Plan were as follows: (1) earnings before interest and taxes (“EBIT”) and (2) total revenue, with each performance measure accounting for 40% and 60%, respectively, of the target incentive opportunity. To receive a payout under the EBIT or total revenue performance measures, the Company had to achieve a minimum target level for each of the individual performance measures and had to generate sufficient earnings to fund reserves for any payouts earned. The Board set the EBIT and total revenue targets at $2,320,000 and $108,000,000, respectively, for 2009. As noted in the Company’s 2009 Form 10-K, the performance measures for 2009 were set at levels which the Compensation Committee intended to be challenging to encourage the Company’s executive officers to aggressively pursue the corporate objectives, including increasing revenues and earnings. However, these performance measures were also intended to be attainable, if the senior management team successfully executed upon the strategies and tactics developed under Osteotech’s strategic plan. The Compensation Committee believes a senior management team that is providing strong performance should be able to satisfy the performance measures under the Plan in most, but not all, years.
     The performance targets under the Plan for fiscal 2009 were not described in the Company’s 2009 Form 10-K based on the Company’s belief that the specific targets were not material to an understanding of its 2009 compensation program and the Company’s strong preference to not disclose such performance targets. However, in recognition of the Commission’s request that the performance targets be disclosed, the Company will disclose in future filings, as applicable, information regarding historical performance targets under the Plan.

Securities and Exchange Commission
October 19, 2010

Stock-Based Incentive Programs, page 8
     6. Comment:
     Please tell us, with a view towards disclosure, why you have not disclosed the specific EPS targets to be achieved in order for the restricted stock units to vest. Please see Item 402(e)(1)(iii) of Regulation S-K.
     Response:
     In December 2008, the Compensation Committee granted performance-based RSUs to each of the Company’s executive officers. Each RSU represented a right to receive one share of common stock upon the vesting of such unit. In order for the RSUs to vest, the Company’s diluted earnings per share (“EPS”) for 2009 needed to equal at least 75% of the specified EPS target as determined by the Board. The EPS target for 2009 was $0.04. Because the Company’s actual EPS for 2009 did not equal at least 75% of the specified EPS target, the RSUs were forfeited by the executive officers. The number of performance-based RSUs forfeited by each executive officer follows: for Mr. Owusu-Akyaw, 21,210 RSUs; for Mr. Burroughs, 10,500 RSUs; for Mr. Wynalek, 10,500 RSUs; and for Mr. Honneffer, 10,500 RSUs.
     The specific EPS target for the RSUs granted in December 2008 was not described in the Company’s 2009 Form 10-K based on the Company’s belief that the specific target was not material to an understanding of its 2009 compensation program and the Company’s strong preference to not disclose the performance target. However, in recognition of the Commission’s request that the historical performance target for RSU awards be disclosed, the Company will disclose in future filings, as applicable, information regarding historical performance targets under its stock-based incentive programs.

Securities and Exchange Commission
October 19, 2010

Item 15. Exhibits and Financial Statement Schedules. page 24
     7. Comment:
     We note that you have not filed Section 302 certifications with this amendment to your Form 10-K, even though the certifications are required to be filed with every amendment to a periodic report. Please amend your filing to provide the required certifications.
     Response:
     The Company will file an amendment to its 2009 Form 10-K to include the Section 302 certifications.
Definitive Proxy Statement on Schedule 14A filed on August 3, 2010
     8. Comment:
     We note your statement on page 12 of your definitive proxy statement that the nominating committee may evaluate candidates based upon diversity. Please tell us, with a view towards disclosure, how your diversity policy is implemented and how the committee assesses the effectiveness of the policy.
     Response:
     In reviewing director candidates, the Company’s Nominating and Corporate Governance Committee (the “Committee”) takes into consideration several factors, including but not limited to, the candidate’s experience on public company boards, in certain industries or with comparable businesses, accounting or financial reporting experience, judgment, temperament, ethical standards and skill; diversity; the interplay of the candidate’s experience with the experience of other Board members; and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board. Although the Committee lists “diversity” as one of these factors, it does not have a diversity policy beyond this listing of factors. The Committee does not assign specific weightings to the various factors considered and has no specific policy governing how particular factors, including diversity, will be considered. Rather, the Committee reviews director candidates based on the totality of their individual qualifications taking into account the various factors listed above. In assessing any particular candidate, the Committee may take into account the ways in which the candidate brings diversity to the Board by way of his or her background, experience, education, race, gender, ethnicity or otherwise. Although the Committee does not specifically assess the effectiveness of its efforts to promote diversity on the Board, the Committee does annually evaluate its general effectiveness in fulfilling its responsibilities set forth in its charter. If the Company adopts a diversity policy in the future, it will disclose in its future filings how the policy is implemented and how the Committee assesses the effectiveness of the policy.
* * *

Securities and Exchange Commission
October 19, 2010

     We acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We believe our responses set forth above are fully responsive to the Commission’s comments but remain available to discuss with you at your earliest convenience any additional questions the staff may have regarding the Company’s disclosures. Please feel free to call me directly at (732) 544-6232.
Sincerely,
/s/ Mark H. Burroughs
Mark H. Burroughs
Executive Vice President and
Chief Financial Officer
cc: Timothy S. Hearn, Dorsey & Whitney LLP